                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                          PHOTONIC PRODUCTS GROUP INC.
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                                (Name of Issuer)

                                  COMMON SHARES
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                         (Title of Class of Securities)

                                    71937M100
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                                 (CUSIP Number)

                                    4/12/2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

ITEM 1.
(a)      Photonic Products Group Inc.

(b)      181 Legrand Avenue
         Northvale, New Jersey 07647

ITEM 2.

(a)      William Fred Nicklin

(b)      3 Rivers Edge
         Newburgh, NY 12550-1457

(c)      United States.

(d)      Common Stock, par value $.01 per share.

(e)      CUSIP No. 71937M100

ITEM 3.

Passive Investor

ITEM 4.  Ownership

(a)      Amount beneficially owned: 411,350 shares

(b)      Percent of class: 5.53%

(c)      Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:   361,750

         (ii)  Shared power to vote or direct the vote:    none

         (iii) Sole power to dispose or to direct the disposition of:    411,350

         (iv)  Shared power to dispose or to direct the disposition of:   49,600

ITEM 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.  Identification and Classification of the Subsidiary which Acquired
         The Security being Reported on by the Parent Holding Company

Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.  Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 24, 2006

                                                /s/ William F. Nicklin
                                           --------------------------------
                                                   William F. Nicklin